Mail Stop 4561

October 10, 2007

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Amendment No. 4 to Registration Statement on Form S-4
Filed October 4, 2007
File No. 333-141453

Dear Ms. Davis:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 15

Note F – For the acquisition of First Heritage Bank, N.A., page 18

1.   We note your disclosure of the purchase price allocation disclosure on page 19. Please tell us how you considered your intent to participate approximately $98 million of loans to First National Bank Holding Company and the reduction of the related funding in determining the assets being acquired and liabilities assumed.

Note N, page 19

2.   Please revise to disclose the timing to the loan participations to First National Bank Holding Company and the reduction of funding in relation to the timing of the consummation of the acquisition. Clarify if the loan participations and reduction or related funding are included in the acquisition term sheet.

Unaudited Financial Statements of Business of First National Bank Holding Company, page F-50

3.   We note you revised the amount of allowance for loan losses as of June 30, 2007 in response to comment three of our letter dated October 1, 2007. Please revise to clearly label the applicable revised financial statement columns as "restated." Include a financial statement footnote describing the correction of the error and quantifying the impact on the financial statements. Refer to paragraph 26 of SFAS 154.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding these comments. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: John F. Stuart, Esq.
        Kenneth E. Moore, Esq.
        Reitner, Stuart & Moore
        1319 Marsh Street
        San Luis Obispo, California 93401

        Barbara S. Polsky, Esq.
        Joshua A. Dean, Esq.
        Manatt, Phelps & Phillips, LLP
        11355 West Olympic Boulevard
        Los Angeles, California 90064